FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO BITAL

QUARTERLY RESULTS - HIGHLIGHTS

* Net income was MXN1,181 million for the nine months ended 30 September 2003, compared with MXN262 million for the same period in 2002.

* Net income was MXN371 million for the quarter ended 30 September 2003, compared with MXN125 million for the same period in 2002.

* Cost:income ratio for the nine months ended 30 September 2003 was 63.7 per cent, compared to 76.4 per cent for the nine months ended 30 September 2002.

* Total capital ratio of Banco Bital was 14.7 per cent at 30 September 2003, compared to 9.9 per cent at 30 September 2002, and 11.0 per cent at 31 December 2002.

Grupo Financiero Bital (GFBital) recorded net income of MXN1,181 million for the nine months ended 30 September 2003, compared with MXN262 million reported for the nine months ended 30 September 2002. Net income for the quarter ended 30 September 2003 was MXN371 million, compared with MXN125 million reported for the same period in 2002. The improvement from the relatively weak 2002 results reflected revenue growth driven by higher customer deposits, an expanding consumer loan portfolio, strong trading results and higher fee income.

Comment by Sandy Flockhart, CEO of GFBital:

"Results to 30 September 2003 continued to exceed expectations. The growth in our core Personal Financial Services and Commercial Banking business lines remained robust. In addition, the contributions from traditionally strong HSBC business lines such as treasury, credit cards, payments and cash management enhanced GFBital's overall profitability. The existing HSBC Mexico operations were successfully merged into GFBital and have produced the business synergies expected.

"In August, we announced our intention to acquire Afore Allianz-Dresdner, a pension fund management business, which will broaden the scope of financial services offered by GFBital. We expect to close this transaction in November 2003. In early October, we completed the acquisition from ING of the 49 per cent participation of Seguros Bital we did not already own. The full integration of this insurance subsidiary into GFBital will concentrate the sales effort of bancassurance products which are already growing rapidly. These acquisitions bring with them a number of opportunities and we are excited at the prospect of offering a full range of insurance and pension products to GFBital's six million customers through our 1,400 branches and 4,500 automated teller machines.

"The capital adequacy ratio of Banco Bital has strengthened from 11.0 per cent at 31 December 2002 to 14.7 per cent at 30 September 2003. During this same period, non-performing loans have declined 46.3 per cent and the ratio of loan loss reserves to non-performing loans has improved to 127.3 per cent. The bank's capital position and overall balance sheet strength effectively positions the institution for future growth."

Financial Review

Total revenues, before provisions, increased by 21.6 per cent to MXN11,989 million in the nine months ended 30 September 2003, compared to MXN9,861 million for the same period of 2002.

The increase in net interest income of 27.9 per cent, compared to the previous year, was driven by the growth in Personal Financial Services and Commercial Banking, resulting in an increase in customer deposits, a growing consumer loan portfolio and an overall stronger balance sheet. The bank's average net interest margin of 5.9 per cent improved from 5.3 per cent as the bank enjoys the lowest cost of funds in the Mexican banking market as the bank's funding mix improved as a result of the steady growth in customer deposits.

Fees and commissions of MXN4,053 million for the nine months ended 30 September 2003 were up 7.0 per cent from 2002, due principally to higher transaction volumes on products such as credit cards, bancassurance, ATMs and payments and cash management.

Trading income of MXN959 million increased 55.2 per cent compared to the previous year, driven by growing customer foreign exchange volumes and solid results in both money market and proprietary foreign exchange trading.

Operating expenses increased by 1.4 per cent compared to the nine months ended 31 September 2002. The increase is explained by the integration of HSBC's operations in Mexico and infrastructure expenditure to enhance the franchise. Due to growing business volumes post HSBC acquisition, staffing levels have increased modestly. Partially offsetting these increases has been the development of an improved expense discipline and the renegotiation of various contracts with third party suppliers. The cost:income ratio was 63.7 per cent for the nine months ended 30 September 2003, which compared favourably with the level of 76.4 per cent reported in the same period of the previous year.

The size and composition of the balance sheet principally reflects the cleanup of non-productive assets in November 2002 and significant reductions in non-performing loans in 2003. Credit quality has improved from year-end 2002 with non-performing loans (NPLs) down 46.3 per cent and the ratio of loan loss reserves to NPLs strengthening from 115.8 per cent to 127.3 per cent.

GFBital is one of the five largest banking and financial services institutions in Mexico, with some 1,400 branches, 4,500 ATMs, and over 17,500 employees.

GFBital is a directly held, 99.76 per cent owned subsidiary of HSBC Holdings plc. Headquartered in London, with over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's leading banking and financial services organisations.

These results form the basis of the contribution from HSBC's Mexican operations, which will be reported in HSBC's Group accounts under UK GAAP. For UK GAAP reporting, adjustments are made to conform accounting policies and to report the impact of the fair value adjustments that were made on the acquisition of GFBital. These adjustments include the valuation of holdings of securities at market rates and adjustments to reflect the fair value of outstanding customer advances (see HSBC's 2002 Annual Report & Accounts, note 26(c)).

Consolidated Balance Sheet

	At	At	At
Figures in constant MXN millions	30 Sept 03	31 Dec 02 ^	30 Sept 02 ^

Assets
Funds available	34,901	33,384	87,609
Investments in securities	10,035	8,759	4,853
Receivable under repo agreements	119	12	7

Loans to IPAB/Fobaproa	55,653	58,848	19,422
Other accruing loans	48,616	50,808	44,456
Non-performing loans	7,439	13,850	5,383
Total loan portfolio	111,708	123,506	69,261
Minus: Reserve for loan loss	(9,468)	(16,038)	(7,903)
Net loan portfolio	102,240	107,468	61,358

Foreclosed assets	848	716	723
Property, furniture and equipment	3,085	3,401	3,632
Permanent equity investments	1,219	1,109	837
Deferred taxes	3,336	4,151	3,959
Other assets	11,933	5,266	4,631
Total assets	167,716	164,266	167,609

Liabilities
Demand deposits	78,417	81,748	69,841
Time deposits	53,450	51,855	65,754
Total deposits	131,867	133,603	135,595
Loans from banks and other institutions	8,934	10,944	17,053
Payable under repo agreements	80	65	274
Subordinated debentures	1,923	2,223	1,571
Other liabilities	12,672	7,383	4,480
Total liabilities	155,476	154,218	158,973
Capital
Paid-in capital	13,517	20,235	11,906
Earned capital	(2,298)	(10,228)	(3,342)
Minority interest	1,021	41	72
Total shareholders' equity	12,240	10,048	8,636
Total liabilities & capital	167,716	164,266	167,609

^ In accordance with Mexican GAAP, figures appear in constant pesos at 30 September 2003, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability.

Consolidated Income Statement

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
Figures in constant MXN millions	30Sept03	30 Sept02 ^	30Sept03	30Sept02 ^

Interest income	3,615	4,444	12,989	12,873
Interest expense	(1,482)	(2,638)	(5,937)	(7,475)
Monetary position (NII)	(40)	18	(75)	56
Net interest income	2,093	1,824	6,977	5,454
Provision for loan loss	(544)	(624)	(2,235)	(1,506)
Adjusted net interest income	1,549	1,200	4,742	3,948
Fees and commissions	1,398	1,408	4,053	3,789
Trading income	285	211	959	618
Total net revenues	3,232	2,819	9,754	8,355
Operating expenses	(2,556	(2,461)	(7,642)	(7,533)
Operating income	676	358	2,112	822
Other income (expenses)	8	(58)	(27)	(223)
Net income before taxes	684	300	2,085	599
Income tax and profit sharing	(67)	(17)	(181)	(97)
Deferred income tax	(260)	(178)	(747)	(250)
Net income before subsidiaries	357	105	1,157	252
Undistributed net income from
subsidiaries	47	55	131	131
Net income from continuing
operations	404	160	1,288	383
Extraordinary & non-recurrent	-	(34)	-	(118)
Minority interest	(33)	(1)	(107)	(3)
Net income	371	125	1,181	262

Breakdown of net income by subsidiary

Banco Internacional (Bank) ^^	326	72	1,062	204
Seguros Bital (Insurance) ^^^	40	32	121	76
Fianzas Mexico Bital (Bonding)	3	21	(3)	35
Casa de Bolsa Bital (Stockbroker)	2	-	3	(1)
Almacenadora Bital (Warehousing)	-	1	(1)	3
GFBital (Holding company)	-	(1)	(1)	(55)
Total net income	371	125	1,181	262

^ In accordance with Mexican GAAP, figures appear in constant pesos at 30 September 2003, which means prior period figures are adjusted to account for the inflationary impact in order to enhance comparability.

^^ GFBital's ownership in Banco Internacional amounted to 90.83 per cent at 30 September 2003. In addition to HSBC's stake in GFBital, HSBC Holdings plc directly owns 9.15 per cent of Banco Internacional. Hence, total net income attributable to HSBC amounted to MXN1,288 million at 30 September 2003.

^^^ At 30 September 2003, GFBital's ownership in Seguros Bital amounted to 51.0 per cent. Effective 3 October 2003, GFBital owns 99.99 per cent of this insurance company and fourth quarter results will reflect full ownership.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 28, 2003